

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2025

E. Will Gray II
Chief Executive Officer
New Era Energy & Digital, Inc.
4501 Santa Rosa Drive
Midland, TX 79707

> **Re: New Era Energy & Digital, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 18, 2025**
> **File No. 001-42433**

Dear E. Will Gray II:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Alexandria E. Kane, Esq.